UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

MANAGED HIGH YIELD PLUS FUND INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

561911108
(CUSIP Number)

12/31/15
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
_X_	 Rule 13d-1(b)

__	 Rule 13d-1(c)

__	 Rule 13d-1(d)


CUSIP No.:  561911108

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bulldog Investors LLC

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
1,934,517
6. Shared Voting Power
1,555,430
7. Sole Dispositive Power
1,934,517
8. Shared Dispositive Power
1,555,430

9. Aggregate amount Beneficially owned by Each Reporting Person
3,489,947 - (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
5.62%

12. Type of Reporting Person (See Instructions)
IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Phillip Goldstein


2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
1,934,517
6. Shared Voting Power
1,555,430
7. Sole Dispositive Power
1,934,517
8. Shared Dispositive Power
1,555,430

9. Aggregate amount Beneficially owned by Each Reporting Person
3,489,947 - (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
5.62%

12. Type of Reporting Person (See Instructions)
IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Andrew Dakos

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
1,934,517
6. Shared Voting Power
1,555,430
7. Sole Dispositive Power
1,934,517
8. Shared Dispositive Power
1,555,430

9. Aggregate amount Beneficially owned by Each Reporting Person
3,489,947 - (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
5.62%

12. Type of Reporting Person (See Instructions)
IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Steven Samuels

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
1,934,517
6. Shared Voting Power
1,555,430
7. Sole Dispositive Power
1,934,517
8. Shared Dispositive Power
1,555,430

9. Aggregate amount Beneficially owned by Each Reporting Person
3,489,947 - (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
5.62%

12. Type of Reporting Person (See Instructions)
IN

Item 1.
(a) The Name of the Issuer is:
MANAGED HIGH YIELD PLUS FUND INC

(b) The Address of the Issuer's Principal Executive Office is:
C/O UBS GLOBAL ASSET MANAGEMENT
12TH FLOOR 1285 AVENUE OF THE AMERICAS
NEW YORK NY 10019


Item 2.
(a) The names of the Persons Filing are:
Bulldog Investors LLC, Phillip Goldstein, Andrew Dakos and
Steven Samuels

(b) The address of principal place of business and principal office is:
Park 80 West, 250 Pehle Ave. Suite 708
Saddle Brook, NJ 07663

(c) Citizenship or Place of Organization: Delaware


(d) Title of Class of Securities: Common Stock

(e) CUSIP Number:  561911108

Item 3.
This statement is filed pursuant to 240.13d-2(b). The person filing is:
(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).



Item 4.
(a) Amount beneficially owned: 3,489,947
(b) Percent of class: 5.62
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,934,517
(ii) Shared power to vote or to direct the vote: 1,555,430
(iii) Sole power to dispose or to direct the disposition of: 1,934,517
(iv) Shared power to dispose or to direct the disposition of: 1,555,430

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ____.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.
Clients of Bulldog Investors, LLC are entitled to receive dividends and sales proceeds.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security being Reported on by the Parent
Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the
Group.
Not applicable.


Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



By:  	/s/ Phillip Goldstein
Name:  	Phillip Goldstein
Date:  	February 4, 2016

By:  	/s/ Andrew Dakos
Name:  	Andrew Dakos
Date:   February 4, 2016

By:  	/s/ Steven Samuels
Name:  	Steven Samuels
Date:   February 4, 2016

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member
Date:   February 4, 2016

Footnote 1: The reporting persons disclaim beneficial ownership
	    except to the extent of any pecuniary interest therein.